 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solta Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 par value

(Title of Class of Securities)

83438K103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83438K103	13G	Page 2 of 9 Pages

1. Names of Reporting Persons. Longitude Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) OO

CUSIP No. 83438K103	13G	Page 3 of 9 Pages

1. Names of Reporting Persons. Longitude Venture Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) PN

CUSIP No. 83438K103	13G	Page 4 of 9 Pages

1. Names of Reporting Persons. Longitude Capital Associates, L.P.
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) PN

CUSIP No. 83438K103	13G	Page 5 of 9 Pages

1. Names of Reporting Persons. Patrick G. Enright
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) IN

CUSIP No. 83438K103	13G	Page 6 of 9 Pages

1. Names of Reporting Persons. Juliet Tammenoms Bakker
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 0.0%
12. Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer:

Solta Medical, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

25881 Industrial Boulevard

Hayward, California 94545

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G amends the Schedule 13G (the “Statement”) initially filed with the Securities and Exchange Commission on January 19, 2010 and is being jointly filed by Longitude Venture Partners, L.P. (“LVP”); Longitude Capital Associates, L.P. (“LCA”); each of LVP’s and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”); and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each such individual, LVP, LCA and LCP, a “Reporting Person” and collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated January 19, 2010, a copy of which is filed with the Statement, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 800 El Camino Real, Suite 220, Menlo Park, California 94025.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock).

Item 2(e).	CUSIP Number:

83438K103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

As of December 31, 2013, each Reporting Person had sole or shared power to direct the vote of and sole or shared power to dispose or direct the disposition of zero shares of Common Stock and, as a result, beneficially owned zero shares of Common Stock and 0.0% of the outstanding shares of Common Stock.

All of the securities of the Issuer previously reported in the Statement as beneficially owned by the Reporting Persons were sold in open market transactions during the 2013 calendar year. Neither the filing of the Statement or this amendment thereto nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons was, for any other purpose, the beneficial owner of any of such securities, and each of the Reporting Persons disclaimed beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interests therein.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

LONGITUDE VENTURE PARTNERS, L.P.

	By:	LONGITUDE CAPITAL PARTNERS, LLC
	Its:	General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

	By:	LONGITUDE CAPITAL PARTNERS, LLC
	Its:	General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

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